Shareholder Assistance and Investor Information

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact Kristy Adams Alfieri, Assistant Secretary at 802.888.0982 or contact our Transfer Agent at the address and phone number listed below:

TRANSFER AGENT:
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
866.321.8022 or
720.378.5956
Email: shareholder@broadridge.com

NASDAQ STOCK MARKET
Ticker Symbol: UNB
Corporate Name: Union Bankshares, Inc.
Corporate Address:
20 Lower Main Street
P.O. Box 667
Morrisville, VT 05661-0667
Investor Relations: UBLOCAL.COM

Union Bankshares, Inc.





FIRST QUARTER REPORT MARCH 2018



Union Bankshares, Inc.

May 10, 2018







to our SHAREHOLDERS

We are pleased to report your company's financial results for the first quarter of 2018. Total assets increased $46.3 million, or 6.8% to reach $722.7 million as of March 31, 2018 from $676.5 million as of March 31, 2017. Consolidated net income for the first quarter of 2018 was $2.7 million, or $0.62 per share, compared to $1.9 million, or $0.43 per share, for the same period in 2017, and improvement of 42.3%.

Total loans increased $54.4 million, or 10.1% to $595.4 million as of March 31, 2018 compared to $541.0 million as of March 31, 2017. The Company has retained the servicing on loans totaling $504.8 million as of March 31, 2018 compared to $466.5 million as of March 31, 2017. Total deposits reached $623.8 million as of March 31, 2018 compared to $582.1 million a year ago, or growth of $41.8 million, or 7.2%. The Company had total capital of $59.2 million with a book value per share of $13.25 as of March 31, 2018 compared to $57.2 million and $12.81 per share as of March 31, 2017.

There were a few factors that drove our improved net income quarter over quarter. Net Interest Income improved 9.9%, primarily because of the growth of our loan portfolio quarter over quarter. Noninterest income improved quarter over quarter due to a couple of one-time items that more than offset a decrease in the gain on sale of real estate loans. Net operating income before tax improved 25.7% when comparing the first three months of 2018 to the same time period in 2017. Lastly, income tax expense was less during the first quarter of 2018 compared to 2017 as a result of the reduction in the federal income tax rate. Management sees the improvement in net income before tax as a more accurate picture of core performance. As a reminder, the defined benefit pension plan will be terminated in the fourth quarter, at which time we will recognize a one- time charge to earnings.

We have experienced one of the coldest early spring seasons in memory, extending our winter tourism season and thus improving the related business' financial performance. Maple sugar season is now winding down, with an average crop expected in Vermont and New Hampshire, with much variability based on sugar bush elevation and orientation. The local dairy industry is facing some of its steepest challenge years, with even the best farmers struggling to cover their cost of production. Fortunately we do not have significant loan exposure to this industry.

It is with sadness we inform you of the passing of long time officer and director Cynthia D. Borck. Cynthia joined the bank in 1986 and served until 2014 when she stepped down from the Board of Directors. She was a great teammate, role model, and mentor to her colleagues at the bank. She will be missed.

On April 18, 2018, the Board of Directors declared a regular quarterly cash dividend of $0.30 per share payable May 10, 2018 to shareholders of record as of April 30, 2018. Please find your dividend check or advice of remittance enclosed.

You are invited to the 127th Annual Meeting of Union Bankshares, Inc. to be held on May 16, 2018 at 3:00 pm at the Charlmont Restaurant meeting room, located at 116 Vermont Route 15 West, Morrisville, Vermont. Along with the normal business of the day will be a general discussion of current initiatives followed by a reception. We hope you will attend.

Sincerely,

Kenneth D. Gibbons
Chairman

David S. Silverman
President & Chief Executive Officer

About **Union Bankshares**

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 17 banking offices, three loan centers and several ATMs throughout its geographical footprint.

Union Bank has been helping people buy homes and local businesses create jobs in area communities since opening its doors over 126 years ago. Union Bank has earned an exceptional reputation for residential lending programs and has been recognized by the US Department of Agriculture, Rural Development for the positive impact made in lives of first time home buyers. Union Bank is consistently one of the top Vermont Housing Finance Agency mortgage originators. Additionally, Union Bank has also been designated as an SBA Preferred lender for its participation in small business lending.

Consolidated **Balance Sheets**

(unaudited, in thousands)

ASSETS	MARCH 31, 2018	MARCH 31, 2017
Cash and Due from Banks	$3,328	$3,710
Federal Funds Sold & Overnight Deposits	9,918	21,257
Interest Bearing Deposits in Banks	9,601	8,508
Investment Securities	68,942	68,638
Loans Held for Sale	2,938	2,847
Loans, net	592,457	538,171
Reserve for Loan Losses	(5,405)	(5,192)
Premises and Equipment, net	14,298	13,272
Accrued Interest & Other Assets	26,654	25,240
Total Assets	**$722,731**	**$676,451**

LIABILITIES & SHAREHOLDERS' EQUITY	MARCH 31, 2018	MARCH 31, 2017
Noninterest Bearing Deposits	$128,951	$110,087
Interest Bearing Deposits	392,027	369,451
Time Deposits	102,865	102,527
Borrowed Funds	31,265	31,727
Accrued Interest & Other Liabilities	8,459	5,489
Common Stock	9,882	9,874
Additional Paid-in Capital	803	658
Retained Earnings	58,604	53,722
Accumulated Other Comprehensive Loss	(6,046)	(3,054)
Treasury Stock at Cost	(4,079)	(4,030)
Total Liabilities & Shareholders' Equity	**$722,731**	**$676,451**

Standby letters of credit were $2,035,000 and $1,574,000 at March 31, 2018 and 2017, respectively.

Consolidated **Statements of Income**

(unaudited, in thousands)

	MARCH 31, 2018	MARCH 31, 2017
	(3 months ended)	
Interest Income	$7,571	$6,839
Interest Expense	647	537
Net Interest Income	6,924	6,302
Provision for Loan Losses	—	—
Net Interest Income After Provision for Loan Losses	6,924	6,302
Trust Income	193	178
Noninterest Income	2,278	2,055
Noninterest Expenses:		
Salaries & Wages	2,649	2,568
Pension & Employee Benefits	958	879
Occupancy Expense, net	395	390
Equipment Expense	535	534
Other Expenses	1,598	1,570
Total	6,135	5,941
Income Before Taxes	3,260	2,594
Income Tax Expense	513	664
Net income	**$2,747**	**$1,930**
Earnings Per Share	**$0.62**	**$0.43**
Book Value Per Share	**$13.25**	**$12.81**









Union Bankshares, Inc.

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Neil J. Van Dyke - *Vice Chairman*
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet

OFFICERS

Kenneth D. Gibbons - *Chairman*
David S. Silverman - *President & CEO*
Karyn J. Hale - *Chief Financial Officer*
John H. Steel - *Secretary*
Kristy Adams Alfieri - *Assistant Secretary*
Jeffrey G. Coslett - *Vice President*

Union Bank

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Neil J. Van Dyke - *Vice Chairman*
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Nancy C. Putnam
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet

REGIONAL ADVISORY BOARD MEMBERS

Michael R. Barrett - *St. Johnsbury*
Joel S. Bourassa - *Northern NH*
Steven J. Bourgeois - *St. Albans*
Stanley T. Fillion - *Northern NH*
Rosemary H. Gingue - *St. Johnsbury*
John M. Goodrich, *St. Johnsbury*
Richard L. Isabelle - *St. Johnsbury*
Christopher M. Knapp - *Northern NH*
Coleen K. Kohaut - *St. Albans*
Justin P. Lavely - *St. Johnsbury*
Daniel J. Luneau - *St. Albans*
Mary K. Parent - *St. Johnsbury*
Samuel H. Ruggiano - *St. Albans*
David S. Silverman - *All*
Schuyler W. Sweet - *Northern NH*

Union Bank Offices

(ATMs at all Branch Locations)

VERMONT

Barre	Loan Center 14 North Main Street	 802.476.0062
Danville	421 Route 2 East	802.684.2211
Fairfax	9 Ramsey Road	802.849.2600
Hardwick	103 VT Route 15 West	802.472.8100
Jeffersonville	5062 VT Route 15	802.644.6600
Johnson	198 Lower Main Street	802.635.6600
Lyndonville	183 Depot Street	802.626.3100
Morrisville	20 Lower Main Street 65 Northgate Plaza	802.888.6600 802.888.6860
Newport	Loan Center 325 East Main Street	 802.334.0750
St. Albans	15 Mapleville Depot	802.524.9000
St. Johnsbury	364 Railroad Street 325 Portland Street	802.748.3131 802.748.3121
S. Burlington	Loan Center 30 Kimball Avenue	 802.865.1000
Stowe	47 Park Street	802.253.6600

NEW HAMPSHIRE

Groveton	3 State Street	603.636.1611
Littleton	263 Dells Road 76 Main Street	603.444.7136 603.444.5321
Lincoln	135 Main Street	603.745.4000
N. Woodstock	155 Main Street	603.745.2488